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EX-99
EXHIBIT 99.1

              eB2B Commerce Names Richard Cohan President and COO
                  Harold Blue, Stephen Warner Named Directors,
                    Three Person Executive Committee Formed


NEW YORK--(BUSINESS WIRE)--May 8, 2001--eB2B Commerce, Inc. (NASDAQ: EBTB), a leader in business-to-business transaction management services, said today that Richard S. Cohan, 48, has joined the Company as president and chief operating officer.

Mr. Cohan, previously served as Senior Vice President of CareInsite, an e-health connectivity and transaction company which merged with WebMD (NASDAQ: HLTH) last September. He was also president of THINC, The Health Information Network Company, an e-health consortium of major New York health insurers and associations of which CareInsite was the managing partner.

Prior to joining Web/MD, Mr. Cohan spent 15 years at National Data Corporation (NYSE: NDC), rising to executive vice president. At NDC he founded and built its real-time electronic healthcare claims business into a diversified operation producing over $200 million in revenue. He also managed its healthcare claims business development area, acquiring companies responsible for over $150 million in business.

He assumes the duties temporarily held by Peter Fiorillo, chairman and founder of the Company. Alan Andreini, who was president of eB2B Commerce, continues as chief executive officer.

The Company also announced today that Stephen J. Warner and Harold S. Blue were elected to the Board of Directors, increasing it to seven members.

Mr. Warner is a highly regarded venture banker and chairman and chief executive officer of Crossbow Ventures. He is the former chief executive officer and co-founder of Merrill Lynch Venture Capital, Inc. Mr. Blue, who is a well known healthcare industry executive, currently serves as Vice-Chairman of ProxyMed, Inc. (PILL: NASDAQ), a healthcare information systems company and executive vice president of Commonwealth Associates, an investment and merchant banking firm.

The Directors, in turn, appointed an Executive Committee of the Board consisting of Mr. Blue, Mr. Fiorillo, and Mr. Andreini.

Commenting on these actions, Mr. Andreini explained that " it was highly desirable to increase the Board as well as the executive management team so that we could take maximum advantage of the opportunity to accelerate eB2B Commerce's revenue growth." eB2B Commerce announced last week the completion of a $7.5 million private financing.

With regard to the appointment of Mr. Cohan, Mr. Andreini said that " eB2B Commerce was fortunate to be able to attract an executive of Richard Cohan's caliber, who has had extensive experience in growing transaction based companies like ours.

"He has developed and implemented successful marketing strategies for business rollouts, built and trained national account management teams that served major accounts and was intimately involved in the negotiations of numerous strategic alliances and acquisitions."

Mr. Warner, 61, has over 30 years experience in venture capital. Under his leadership at Merrill Lynch Ventures, from a standing start its assets grew to over $250 million. He also served as a


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United States government consultant to evaluate the American Enterprise Funds, established by Congress to promote the development of free enterprise and entrepreneurship. Mr. Warner earned his undergraduate degree at the Massachusetts Institute of Technology and a Masters of Business Administration from the University of Pennsylvania's Wharton School.

Mr. Blue, 40, prior to joining ProxyMed in 1993 as chairman and chief executive officer, served as president and chief executive officer of Health Services, Inc., a physician practice management company that was sold to InPhyNet Medical Management. In 1984 he founded Best Generics, a major generic drug distribution company that was acquired by Ivax Corp. (ASE: IVX) and served on Ivax's board of directors. In addition to the boards of ProxyMed and eB2B Commerce, he serves as a director of Healthwatch, Inc. (NASDAQ: HEAL) and Futurelink (NASDAQ: FTRL), and he serves as Vice-Chairman of MonsterData, Inc. (OTCBB: MSRD).


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